SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

January 31, 2019

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Fiscal Year Ended December 31, 2018

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE:LN) (TOKYO:3938) announces the summary of its consolidated financial results for the fiscal year ended December 31, 2018.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Scheduled date of annual general meeting of shareholders: March 28, 2019
Payment date of dividends: –
Filing date of annual securities report: March 29, 2019
Supplemental materials prepared on financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1. Consolidated financial results for the fiscal year ended December 31, 2018 (from January 1, 2018 to December 31, 2018)

(1)  Consolidated operating results

(Percentages indicate year-on-year changes.)

	Revenues		Profit from operating activities		Profit before income taxes		Profit/(Loss) for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2018	207,182	24.0	16,110	(35.8)	3,354	(81.5)	(5,792)	—
December 31, 2017	167,147	18.8	25,078	26.0	18,145	0.9	8,210	15.6

	Profit/(Loss) attributable to the shareholders of the Company		Comprehensive income/(loss) for the year		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
Fiscal year ended	Millions of yen	%	Millions of yen	%	Yen		Yen
December 31, 2018	(3,718)	—	(11,929)	—		(15.62)		(15.62)
December 31, 2017	8,078	19.4	11,743	100.7		36.56		34.01

	Return on equity attributable to the shareholders of the Company	Ratio of profit before tax to total assets	Ratio of operating profit to revenue
Fiscal year ended	%	%	%
December 31, 2018	—	0.8	7.8
December 31, 2017	4.7	6.5	15.0

(Reference) Share of profit/(loss) of associates and joint ventures accounted for using the equity method:

    Fiscal year ended December 31, 2018     (11,148) million yen         Fiscal year ended December 31, 2017         (6,321) million yen

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets	Equity attributable to the shareholders of the Company per share
As of	Millions of yen	Millions of yen	Millions of yen	%	Yen
December 31, 2018	486,587	208,514	198,916	40.9	833.87
December 31, 2017	303,439	189,977	185,075	61.0	779.30

(3)	Consolidated cash flows

	Cash flows from operating activities	Cash flows from/(used in) investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
Fiscal year ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
December 31, 2018	9,122	(52,884)	178,401	256,978
December 31, 2017	10,965	(34,230)	11,439	123,606

2.	Cash dividends

	Annual dividends per share					Total amount of cash dividends (annual)	Payout ratio (consolidated)	Dividend on equity attributable to the shareholders of the Company ratio (consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
For the year ended December 31, 2017	—	0.00	—	0.00	0.00	—	0.0	0.0
For the year ended December 31, 2018	—	0.00	—	0.00	0.00	—	0.0	0.0
For the year ending December 31, 2019 (Forecast)	—	0.00	—	0.00	0.00		—

3.	Consolidated earnings forecasts for 2019 (from January 1, 2019 to December 31, 2019)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the fiscal year ended December 31, 2018 (changes in specified subsidiaries resulting in change in scope of consolidation): Yes

(Number of newly added specified subsidiaries): 2

(Name of specified subsidiaries): LINE Financial Corporation, LINE Financial Asia Corporation Limited

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

The Group has applied IFRS 15 Revenue from Contracts with Customers beginning the fiscal year ended December 31, 2018, and this has an effect on the methods of revenue recognition and measurement in some services.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the fiscal year (including treasury shares)

As of December 31, 2018	240,524,642 shares
As of December 31, 2017	238,496,810 shares

b.	Number of treasury shares at the end of the fiscal year

As of December 31, 2018	1,979,775 shares
As of December 31, 2017	1,007,710 shares

c.	Average number of common shares outstanding during the fiscal year

For the fiscal year ended December 31, 2018	238,074,806 shares
For the fiscal year ended December 31, 2017	220,945,548 shares

(Reference) Separate financial results for the fiscal year ended December 31, 2018 (from January 1, 2018 to December 31, 2018) under Japanese GAAP

(Yen amounts are rounded down to the nearest million, unless otherwise noted.)

(1)	Separate operating results

			(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit from ordinary activities		Profit/(Loss) for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2018	149,606	18.8	3,066	(77.9)	2,889	(79.6)	(3,674)	—
December 31, 2017	125,929	17.7	13,848	59.9	14,157	44.4	7,733	206.2

	Basic earnings/(loss) per share	Diluted earnings/(loss) per share
Fiscal year ended	Yen	Yen
December 31, 2018	(15.43)	(15.43)
December 31, 2017	35.00	32.56

(2)	Separate financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
December 31, 2018	426,041	183,057	41.8	747.12
December 31, 2017	265,517	185,332	67.7	756.39

(Reference) Equity:

    Fiscal year ended December 31, 2018         178,221 million yen         Fiscal year ended December 31, 2017         179,633 million yen

<Reasons for variance between separate financial results for the fiscal years ended December 31, 2018 and 2017>

Revenues for the year ended December 31, 2018 increased as a result of the significant growth in “display advertising” (previously known as “performance ads”), such as Timeline Ads and LINE News Ads provided through the LINE advertising platform as well as “account advertising” (previously known as “messenger ads”), such as LINE Official Accounts. On the other hand, profit from operating activities and profit from ordinary activities decreased due to the increase in payroll expenses as a result of an increase in the number of employees as well as an increase in depreciation expenses from enhancement of our server infrastructure. The loss for the year was primarily as a result of a loss on our share of associates and joint ventures.

* Information regarding the audit procedures

Financial results reports are exempt from audit procedures conducted by certified public accountants or an audit corporation.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

1.	Overview of operating results and others

(1)	Overview of operating results for the fiscal year

	2017	2018
Revenues	167,147	207,182
Profit from operating activities	25,078	16,110
Profit before tax from continuing operations	18,145	3,354
Profit/(loss) for the year	8,210	(5,792)
Profit/(loss) for the year attributable to the shareholders of the Company	8,078	(3,718)

Revenues for the fiscal year ended December 31, 2018 was 207,182 million yen, an increase of 24.0% year on year. The Group has applied IFRS 15 beginning the fiscal year ended December 31, 2018. Because the Group has applied the modified retrospective method and not the full retrospective method, the consolidated operating results for the fiscal year ended December 31, 2017 are presented based on IAS 18, which was the accounting standard previously used by the Group, and the consolidated operating results for the fiscal year ended December 31, 2018 are presented based on IFRS 15. Thus, revenues for the fiscal year ended December 31, 2018 include an increase of 9,393 million yen due to changes in accounting standards. Another major factor for the increase in revenues was an increase in advertising sales.

Profit from operating activities for the fiscal year ended December 31, 2018 was 16,110 million yen, a decline of 35.8% year on year.

The key factors for this decline included a 15,024 million yen increase in employee compensation expenses as a result of an increase in personnel and the introduction of a J-ESOP, a 7,818 million yen increase in outsourcing and other service expenses in connection with an increase in development costs, including development costs related to artificial intelligence (“AI”) and the Company’s internal systems, and a 15,738 million yen increase in other operating expenses due to increases in the cost of goods sold in connection with LINE Friends and rent payments. Moreover, the sales commission expenses included increases of 8,892 million yen due to the application of IFRS 15, in addition to the increase due to the conversion of LINE Part-Time Job from an associate to a subsidiary as well as the increases in revenue of Friends.

The decline in profit from operating activities was partially offset by the following factors:

•

Gain on loss of control of LINE Mobile Corporation and LINE Games Corporation of an aggregate of 24,794 million yen resulting from their conversion from subsidiaries to associates accounted for under the equity method

•

Dilution gain of 2,620 million yen due to third-party allotments by the Group’s associates and joint ventures as the Group’s ownership ratios of these investments declined while carrying amounts increased as a result of revaluation of the investments.

Profit before tax from continuing operations for the fiscal year ended December 31, 2018 was 3,354 million yen, a decline of 81.5% year on year.

The main factors for the decline in profit before tax from continuing operations were the aforementioned decline in profit from operating activities and the increase in the share of loss of associates and joint ventures.

Loss for the year ended December 31, 2018 was 5,792 million yen, compared to a profit of 8,210 million yen for the fiscal year ended December 31, 2017.

The main factors for the recorded loss for the year include the aforementioned factors for the decline in profit before tax from continuing operations; the inability to recognize tax benefits for the share of loss of associates and joint ventures which were not expected to be realized within the foreseeable future; the inability to recognize the related tax benefits after being unable to recognize deferred tax assets despite the posting of loss before tax on a standalone basis for some subsidiaries; and the receipt by our Korean subsidiary of a claim for additionally charged taxes by the Korean tax authorities which amounted to approximately 2,215 million yen. The Group is currently in a process of procedures including appeal to the tax authorities concerning the additional tax claimed.

As a result of the above, loss for the year attributable to the shareholders of the Company for the fiscal year ended December 31, 2018 was 3,718 million yen, compared to a profit of 8,078 million yen for the fiscal year ended December 31, 2017.

Profit and loss by segment

Beginning the fiscal year ended December 31, 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment for the fiscal year ended December 31, 2017 were prepared mainly based on the same method as for the fiscal year ended December 31, 2018 where practicable and were restated accordingly.

In addition, although the operating performance of the fiscal year ended December 31, 2017 was prepared under the previous accounting standard, the year-on-year percentage changes by segment were calculated based on the performance of the fiscal year ended December 31, 2017, adjusted for the gross presentation of advertising revenue based on IFRS 15 for comparison with the fiscal year ended December 31, 2017. Thus, for purposes of calculating the year-on-year percentage changes, revenues and operating expenses for the fiscal year ended December 31, 2017 of the Core business segment were adjusted by an increase of 7,281 million yen each, and by an increase of 55 million yen each for the Strategic business segment.

The Group’s operating profits and losses by segment do not include adjustments to other operating income or share-based compensation expenses.

Core business

Revenues from the Core business segment for the fiscal year ended December 31, 2018 was 178,398 million yen, an increase of 14.0% year on year, and profit from operating activities in this segment was 26,559 million yen, a decrease of 22.5% year on year.

Increases in revenue in the Core business segment were driven by an increase in advertising sales due to strong sales of display ads and accounts ads, which more than offset a decrease in revenues from communication and content. Profit from operating activities in this segment decreased compared to the fiscal year ended December 31, 2017, however, mainly due to a decrease in revenues from communication and content as well as an increase in marketing expenses for LINE Part-Time Job and LINE Manga, among others.

Strategic business

Revenues from the Strategic business segment for the fiscal year ended December 31, 2018 was 28,784 million yen, an increase of 59.5% year on year, and loss from operating activities in this segment was 34,931 million yen compared to 17,674 million yen for the fiscal year ended December 31, 2017.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from LINE Friends and E-commerce. The increase in loss from operating activities in the Strategic business segment was mainly due to increases in expenses related to the development and marketing expenses related to our fintech business as well as the development of Clova AI.

For more details of profit and loss by segment, see 3. (6) Segment information. As the Group applied IFRS 15 with the modified retrospective method, figures in 3. (6) Segment information are not adjusted for the aforementioned impact of the adoption of IFRS 15.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of December 31, 2018 increased by 133,372 million yen from the end of the previous fiscal year to 256,978 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 9,122 million yen for the fiscal year ended December 31, 2018, compared to net cash provided by operating activities of 10,965 million yen for the fiscal year ended December 31, 2017. Cash provided by operating activities primarily consisted of an increase of 6,653 million yen in trade and other payables, an increase of 7,082 million yen in accrued expenses as well as adjustments for non-cash items including depreciation and amortization expenses of 11,135 million yen, share-based compensation expenses of 2,528 million yen, and share of loss of associates and joint ventures of 11,148 million yen. The main factors contributing to cash decrease for the fiscal year ended December 31, 2018 were an increase of 1,672 million yen in inventories, payment of issuance costs for corporate bonds of 1,954 million yen, income taxes paid of 9,502 million yen and gain on loss of control of subsidiaries and business transfer of 24,794 million yen as a non-cash transaction.

Cash flows from investing activities

Net cash used in investing activities was 52,884 million yen for the fiscal year ended December 31, 2018, compared to net cash used in investing activities of 34,230 million yen for the fiscal year ended December 31, 2017. Factors affecting the cash outflows are primarily related to purchase of time deposits of 13,443 million yen, purchases of equity investments of 5,022 million yen, investments in debt instruments of 15,661 million yen, acquisition of property and equipment and intangible assets of 20,939 million yen and investments in associates and joint ventures of 14,214 million yen. Factors affecting the cash inflows in the fiscal year ended December 31, 2018 are primarily related to proceeds from maturity of time deposits of 13,843 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 178,401 million yen for the fiscal year ended December 31, 2018, compared to net cash provided by financing activities of 11,439 million yen for the fiscal year ended December 31, 2017. Factors affecting the cash inflows are primarily related to proceeds from issuance of corporate bonds of 149,978 million yen and capital contribution from third party non-controlling interests of 26,439 million yen.

(3) Forecasts for the fiscal year ending December 31, 2019

The Group’s revenues for the fiscal year ending December 31, 2019 are expected to increase due to a steady growth in transaction volume from advertising services, LINE Manga, and LINE Music of the Core business segment. In the Strategic business segment, in addition to existing LINE Friends and E-Commerce services, the new financial services that launched during the fiscal year ended December 31, 2018 are expected to contribute to revenue growth.

In the fiscal year ending December 31, 2019, operating expenses are expected to increase, mainly due to an expansion in personnel in our advertising and finance businesses as well as active investments in our payment service.

2.	Basic approach to the selection of accounting standards

The Group has adopted International Financial Reporting Standards (“IFRS”) to increase the international comparability of its financial information and to improve the convenience in capital markets.

3.	Consolidated Financial Statements - Unaudited

(1)	Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2017	December 31, 2018
Assets
Current assets
Cash and cash equivalents	123,606	256,978
Trade and other receivables	42,892	37,644
Other financial assets, current	13,258	15,915
Contract assets	—	339
Inventories	3,455	4,887
Other current assets	7,438	9,751

Total current assets	190,649	325,514

Non-current assets
Property and equipment	15,125	24,726
Goodwill	16,767	17,095
Other intangible assets	6,486	5,298
Investments in associates and joint ventures	24,844	53,921
Other financial assets, non-current	32,084	42,287
Deferred tax assets	16,492	17,107
Other non-current assets	992	639

Total non-current assets	112,790	161,073

Total assets	303,439	486,587

Liabilities
Current liabilities
Trade and other payables	28,810	34,985
Other financial liabilities, current	28,003	36,726
Accrued expenses	12,087	18,405
Income tax payables	2,365	4,855
Contract liabilities	—	24,637
Advances received	17,975	—
Deferred revenue	9,246	—
Provisions, current	991	2,581
Other current liabilities	1,940	1,037

Total current liabilities	101,417	123,226

Non-current liabilities
Corporate bonds	—	142,132
Other financial liabilities, non-current	602	527
Deferred tax liabilities	1,573	503
Provisions, non-current	3,060	3,309
Post-employment benefits	6,162	6,943
Other non-current liabilities	648	1,433

Total non-current liabilities	12,045	154,847

Total liabilities	113,462	278,073

Shareholders’ equity
Share capital	92,369	96,064
Share premium	93,560	118,626
Treasury shares	(4,000)	(8,205)
Accumulated deficit	(4,294)	(5,556)
Accumulated other comprehensive income	7,440	(2,013)

Equity attributable to the shareholders of the Company	185,075	198,916

Non-controlling interests	4,902	9,598

Total shareholders’ equity	189,977	208,514

Total liabilities and shareholders’ equity	303,439	486,587

(2)	Consolidated Statement of Profit or Loss and Consolidated Statement of Comprehensive Income - Unaudited

(Consolidated Statement of Profit or Loss - Unaudited)

	(In millions of yen)

	2017	2018
Revenues and other operating income:
Revenues	167,147	207,182
Other operating income	12,011	28,099

Total revenues and other operating income	179,158	235,281
Operating expenses:
Payment processing and licensing expenses	(29,589)	(30,823)
Sales commission expenses	(899)	(15,960)
Employee compensation expenses	(42,469)	(57,493)
Marketing expenses	(15,477)	(20,311)
Infrastructure and communication expenses	(9,087)	(10,483)
Outsourcing and other service expenses	(24,007)	(31,825)
Depreciation and amortization expenses	(7,149)	(11,135)
Other operating expenses	(25,403)	(41,141)

Total operating expenses	(154,080)	(219,171)

Profit from operating activities	25,078	16,110
Finance income	257	413
Finance costs	(26)	(519)
Share of loss of associates and joint ventures	(6,321)	(11,148)
Loss on foreign currency transactions, net	(818)	(902)
Other non-operating income	1,963	869
Other non-operating expenses	(1,988)	(1,469)

Profit before tax from continuing operations	18,145	3,354
Income tax expenses	(9,922)	(9,522)

Profit/(loss) for the year from continuing operations	8,223	(6,168)
(Loss)/profit from discontinued operations, net of tax	(13)	376

Profit/(loss) for the year	8,210	(5,792)

Attributable to:
The shareholders of the Company	8,078	(3,718)
Non-controlling interests	132	(2,074)

		(In yen )
Earnings per share
Basic profit/(loss) for the year attributable to the shareholders of the Company	36.56	(15.62)
Diluted profit/(loss) for the year attributable to the shareholders of the Company	34.01	(15.62)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	36.62	(17.20)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	34.06	(17.20)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	(0.06)	1.58
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	(0.05)	1.58

(Consolidated Statement of Comprehensive Income - Unaudited)

	(In millions of yen)

	2017	2018
Profit/(loss) for the year	8,210	(5,792)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	—	(2,681)
Remeasurement of defined benefit plans	2,093	(227)
Income tax relating to items that will not be reclassified to profit or loss	(488)	764
Items that may be reclassified to profit or loss
Debt Instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	—	88
Reclassification to profit or loss of debt instruments at FVOCI	—	10
Available-for-sale financial assets:
Net changes in fair value of available-for-sale financial assets	(3,339)	—
Reclassification to profit or loss of available-for-sale financial assets	1,090	—
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the year	3,751	(3,305)
Reclassification to profit or loss	(13)	(345)
Proportionate share of other comprehensive income or loss of associates and joint ventures	106	(27)
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures	—	(12)
Income tax relating to items that may be reclassified subsequently to profit or loss	333	(402)

Total other comprehensive income/(loss) for the year, net of tax	3,533	(6,137)

Total comprehensive income/(loss) for the year, net of tax	11,743	(11,929)

Attributable to:
The shareholders of the Company	11,365	(9,648)
Non-controlling interests	378	(2,281)

(3)	Consolidated Statement of Change in Equity - Unaudited

										(In millions of yen)
	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available -for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017	77,856	91,208	—	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income/(loss)
Profit for the year	—	—	—	8,078	—	—	—	8,078	132	8,210
Other comprehensive income/(loss)	—	—	—	—	3,328	(1,721)	1,680	3,287	246	3,533

Total comprehensive income/(loss) for the year	—	—	—	8,078	3,328	(1,721)	1,680	11,365	378	11,743
Recognition of share-based payments	—	1,882	—	—	—	—	—	1,882	—	1,882
Forfeiture of stock options	—	(9)	—	9	—	—	—	—	—	—
Exercise of stock options	12,513	(1,088)	—	—	—	—	—	11,425	—	11,425
Acquisition of subsidiary	—	—	—	—	—	—	—	—	4,168	4,168
Acquisition of non-controlling interests	—	(423)	—	—	4	—	(2)	(421)	167	(254)
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	2,000	1,990	(4,000)	—	—	—	—	(10)	—	(10)

Balance at December 31, 2017	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977

(3)	Consolidated Statement of Change in Equity - Unaudited (continued)

										(In millions of yen)
	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards	—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (restated)	92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive loss
Loss for the year	—	—	—	(3,718)	—	—	—	(3,718)	(2,074)	(5,792)
Other comprehensive loss	—	—	—	—	(3,802)	(1,830)	(298)	(5,930)	(207)	(6,137)

Total comprehensive loss for the year	—	—	—	(3,718)	(3,802)	(1,830)	(298)	(9,648)	(2,281)	(11,929)
Recognition of share-based payments	—	1,336	—	—	—	—	—	1,336	—	1,336
Forfeiture of stock options	—	(37)	—	37	—	—	—	—	—	—
Exercise of stock options	1,195	(199)	—	—	—	—	—	996	—	996
Changes in interests in subsidiaries	—	17,440	—	—	(15)	(27)	1	17,399	8,241	25,640
Derecognition of non-controlling interests due to loss of control of subsidiaries	—	—	—	—	—	—	—	—	(1,974)	(1,974)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	795	795
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Issuance of convertible bonds with stock acquisition rights	—	4,175	—	—	—	—	—	4,175	—	4,175
Disposal of treasury shares	—	(137)	799	—	—	—	—	662	—	662
Acquisition of treasury shares	—	—	(4)	—	—	—	—	(4)	—	(4)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	2,224	—	(2,230)	6	—	—	—
Other	—	—	—	18	—	—	—	18		18

Balance at December 31, 2018	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514

(4)	Consolidated Statements of Cash Flows - Unaudited

	(In millions of yen)
	2017	2018
Cash flows from operating activities
Profit before tax from continuing operations	18,145	3,354
(Loss)/profit before tax from discontinued operations	(19)	550

Profit before tax	18,126	3,904
Adjustments for:
Depreciation and amortization expenses	7,149	11,135
Finance income	(257)	(413)
Finance costs	26	519
Dividend income	(69)	(50)
Share-based compensation expenses	2,686	2,528
Gain on loss of control of subsidiaries and business transfer	(10,444)	(24,794)
(Gain)/loss on financial assets at fair value through profit or loss	(1,026)	646
Impairment loss of other intangible assets	214	212
Impairment loss of available-for-sale financial assets	1,761	—
Gain on disposal of available-for-sale financial assets	(751)	—
Share of loss of associates and joint ventures	6,321	11,148
Dilution gains from changes in equity interest in associates and joint ventures	—	(2,620)
(Gain)/loss on foreign currency transactions, net	(182)	28
Changes in:
Trade and other receivables	(13,539)	2,344
Contract assets	—	97
Inventories	(2,366)	(1,672)
Trade and other payables	6,215	6,653
Accrued expenses	2,642	7,082
Contract liabilities	—	641
Advances received	6,338	—
Deferred revenue	(700)	—
Provisions	187	1,079
Post-employment benefits	2,054	940
Other current assets	(2,860)	(2,428)
Other current liabilities	1,311	2,917
Others	232	504

Cash provided by operating activities	23,068	20,400

Interest received	252	409
Interest paid	(32)	(313)
Dividend received	98	82
Payment of issuance costs for corporate bonds	—	(1,954)
Income taxes paid	(12,421)	(9,502)

Net cash provided by operating activities	10,965	9,122

	(In millions of yen)
	2017	2018
Cash flows from investing activities
Purchases of time deposits	(1,282)	(13,443)
Proceeds from maturities of time deposits	401	13,843
Purchase of equity investments	(4,880)	(5,022)
Proceeds from sales of equity investments	1,672	4,031
Investments in debt instruments	(6,433)	(15,661)
Proceeds from redemption of debt instruments	5,209	1,841
Acquisition of property and equipment and intangible assets	(12,622)	(20,939)
Proceeds from disposal of property and equipment and intangible assets	472	181
Investments in associates and joint ventures	(5,566)	(14,214)
Return on capital from investments in associates	—	499
Payments of office security deposits	(1,112)	(4,130)
Refund of office security deposits	1,581	447
Payment of guarantee deposits	—	(800)
Return of the office security deposits received under sublease agreement	(19)	—
Payments of the guarantee deposits for the Japanese Payment Services Act	(530)	(130)
Return of the guarantee deposits for the Japanese Payment Services Act	3,340	765
Payment of acquisition of subsidiaries and businesses	(11,887)	(188)
Proceeds from acquisition of subsidiaries and businesses, net of cash acquired	—	736
Cash disposed on loss of control of subsidiary and business transfer	(581)	(2,043)
Payments for loan receivables	(2,165)	(754)
Collection of loan receivables	124	2,271
Others	48	(174)

Net cash used in investing activities	(34,230)	(52,884)

Cash flows from financing activities
Proceeds from/(repayment) of short-term borrowings, net	(107)	—
Proceeds from short-term borrowings	—	1,050
Repayment of short-term borrowings	—	(72)
Repayment of long-term borrowing arrangement	—	(11)
Proceeds from issuance of corporate bonds	—	149,978
Payments of common shares issuance costs	(30)	(33)
Proceeds from exercise of stock options	11,489	1,002
Payments for acquisition of interest in subsidiaries from non-controlling interests	(255)	(630)
Capital contribution from non-controlling interests	343	26,439
Proceeds from disposal of treasury shares	—	662
Others	(1)	16

Net cash provided by financing activities	11,439	178,401

Net (decrease)/increase in cash and cash equivalents	(11,826)	134,639
Cash and cash equivalents at the beginning of the year	134,698	123,606
Effect of exchange rate fluctuations on cash and cash equivalents	734	(1,267)

Cash and cash equivalents at the end of the year	123,606	256,978

(5) Notes to going-concern assumptions - Unaudited

Not applicable.

(6) Notes to Consolidated Financial Statements - Unaudited

Changes in Significant Accounting Policies

The following are the significant effects on the fiscal years ended December 31, 2017 and 2018 of the adoption of the new and revised IFRS issued by the International Accounting Standard Board (IASB) that are mandatorily effective for annual periods beginning on or after January 1, 2018.

New standards are effective for annual periods beginning on or after January 1, 2018.

1.	IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. The Group has concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which records the cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1)	LINE Stickers, Creator Stickers and Emoji (collectively, “Stickers”)

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over an estimated usage period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready to mean to provide services or to make services available to the users for their use as and when the users decide. The Group has determined that Stickers which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers who are the users that purchased the Stickers is to make them available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group has determined that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 168 million yen, and the profit from operating activities increased by 162 million yen for the fiscal year ended December 31, 2018.

(2)	LINE Sponsored Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over a contract period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsored Stickers which represent its progress of rendering the services, and recognized revenue based on the users’ usage pattern of Sponsored Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers.”

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group has determined that the advertisers are “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 304 million yen, and the profit from operating activities increased by 250 million yen for the fiscal year ended December 31, 2018.

(3)	LINE Point Ads

The new standard resulted in a change to the timing of revenue recognition, whereby the Group recognizes revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the previous standard, the portion of the revenue of LINE Point Ads service attributable to LINE Points was measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period was deferred, while revenue related to redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group has determined that the advertisers are customers for LINE Point Ads services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points thereafter for the advertisers. As a result, the Group has determined to recognize revenue at the time when LINE Points are issued to the users.

Also, under IFRS 15, the Group recognizes provisions for the expenses expected to be incurred in relation to the consumption of LINE Points, and such expenses are recognized at the same time LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 84 million yen, and the profit from operating activities decreased by 218 million yen for the fiscal year ended December 31, 2018.

(4)	Advertising services

For advertising services such as Official Accounts, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publications to comply with the Group’s specifications or standards of advertisement publication. In such transactions, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the previous standard, the Company recognized revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency was identified as an individually identifiable element, that the Company did not directly provide the service and earned revenue at a constant rate, and that the Company did not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. In particular, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specifications or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 8,837 million yen for the fiscal year ended December 31, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contracts which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period for which the revenue of the advertising contract is recognized. Therefore, compared to the previous method, the sales commission expenses increased by 8,837 million yen for the fiscal year ended December 31, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no effect on the profit from operating activities. As a result, the opening balance of accumulated deficit is adjusted as following.

(In millions of yen)

January 1, 2018
Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ads	667
Other	(63)

Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from LINE Points and in deferred revenue associated with LINE Stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

				(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	—	437	—	437
Other current assets	7,438	—	1,052	8,490
Deferred tax assets	16,492	—	384	16,876
Other financial liabilities, current	28,003	4,633	—	32,636
Contract liabilities	—	22,588	1,391	23,979
Advances received	17,975	(17,975)	—	—
Deferred revenue	9,246	(9,246)	—	—
Provision, current	991	—	472	1,463
Accumulated deficit	(4,294)	—	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	—	(8)	7,432
Non-controlling interests	4,902	—	(89)	4,813

				(In millions of yen)

	December 31, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	December 31, 2018 (under IFRS 15)
Trade and other receivables	38,722	(339)	(789)	37,644
Contract assets	—	339	—	339
Other current assets	8,464	—	1,287	9,751
Deferred tax assets	16,746	—	361	17,107
Other financial liabilities, current	30,364	6,362	—	36,726
Contract liabilities	—	23,539	1,098	24,637
Advances received	20,575	(20,575)	—	—
Deferred revenue	9,326	(9,326)	—	—
Provision, current	1,814	—	767	2,581
Accumulated deficit	(4,543)	—	(1,013)	(5,556)
Accumulated other comprehensive income	(2,018)	—	5	(2,013)
Non-controlling interests	9,596	—	2	9,598

				(In millions of yen)
	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	197,789	—	9,393	207,182
Other operating income	28,099	—	—	28,099

Revenue and other operating income total	225,888	—	9,393	235,281
Operating expenses
Payment processing and licensing expenses	(30,811)	—	(12)	(30,823)
Sales commission expenses	(7,068)	—	(8,892)	(15,960)
Employee compensation expenses	(57,493)	—	—	(57,493)
Marketing expenses	(20,311)	—	—	(20,311)
Infrastructure and communication expenses	(10,483)	—	—	(10,483)
Outsourcing and other service expenses	(31,825)	—	—	(31,825)
Depreciation and amortization expenses	(11,135)	—	—	(11,135)
Other operating expenses	(40,846)	—	(295)	(41,141)

Operating expenses total	(209,972)	—	(9,199)	(219,171)

Profit from operating activities	15,916	—	194	16,110
Profit before tax from continuing operations	3,160	—	194	3,354
Income tax expenses	(9,463)	—	(59)	(9,522)

(Loss)/gain for the year from continuing operations	(6,303)	—	135	(6,168)

(Loss)/gain for the year	(5,927)	—	135	(5,792)

Attributable to:
The shareholders of the Company	(3,852)	—	134	(3,718)
Non-controlling interests	(2,075)	—	1	(2,074)

Earnings per share				(In yen )
Basic (loss)/profit for the period attributable to the shareholders of the Company	(16.19)	—	0.57	(15.62)
Diluted (loss)/profit for the period attributable to the shareholders of the Company	(16.19)	—	0.57	(15.62)
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholders of the Company	(17.77)	—	0.57	(17.20)
Diluted (loss)/profit from continuing operations attributable to the shareholders of the Company	(17.77)	—	0.57	(17.20)

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” are presented separately in the Consolidated Financial Statement of Profit or Loss from the fiscal year ended December 31, 2018, and the remaining “authentication and other service expenses” is now presented as “outsourcing and other service expenses” as the materiality of authentication expenses decreased. The change was applied to the Consolidated Financial Statement of Profit or Loss for the fiscal year ended December 31, 2017.

2.	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting.

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the period beginning January 1, 2017. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities into appropriate classifications under IFRS 9. The impacts of these classifications are as follows.

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial assets
Trade and other receivables
Loans and receivables	3	42,892	—	—	42,892	42,892

Total		42,892	—	—	42,892	42,892

Other financial assets, current
Loans and receivables
Time deposits	3	12,002	—	—	12,002	12,002
Short-term loans	3	206	—	—	206	206
Corporate bonds and other debt instruments	4	849	—	852	—	852
Available-for-sale financial assets		6	—	6	—	6
Office security deposits		195	—	—	195	195

Total		13,258	—	858	12,403	13,261

Other financial assets, non-current
Held-to-maturity investments	6	280	—	—	280	280
Loans and receivables
Corporate bonds and other debt instruments	4, 5	7,986	28	7,997	—	8,025
Guarantee deposits	3	726	—	—	726	726
Office security deposits	3	5,709	—	—	5,709	5,709
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		1,862	1,862	—	—	1,862
Available-for-sale financial assets	1, 2	15,388	5,262	10,126	—	15,388
Other		133	—	44	89	133

Total		32,084	7,152	18,167	6,804	32,123

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	3	—	—	—

Total		—	—	—

Other financial assets, current
Loans and receivables
Time deposits	3	—	—	—
Short-term loans	3	—	—	—
Corporate bonds and other debt instruments	4	6	(3)	3
Available-for-sale financial assets		—	—	—
Office security deposits		—	—	—

Total		6	(3)	3

Other financial assets, non-current
Held-to-maturity investments	6	—	—	—
Loans and receivables
Corporate bonds and other debt instruments	4, 5	52	(13)	39
Guarantee deposits	3	—	—	—
Office security deposits	3	—	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		—	—	—
Available-for-sale financial assets	1,2	—	—	—
Other		—	—	—

Total		52	(13)	39

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	28,810	—	—	28,810	28,810

Total		28,810	—	—	28,810	28,810

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		5,730	—	—	5,730	5,730
Short-term borrowings		22,224	—	—	22,224	22,224
Others		49	—	—	49	49

Total		28,003	—	—	28,003	28,003

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		23	—	—	23	23
Others		93	—	—	93	93
Financial liabilities at fair value through profit or loss
Put option liabilities		486	486	—	—	486

Total		602	486	—	116	602

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	—	—	—

Total		—	—	—

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		—	—	—
Short-term borrowings		—	—	—
Others		—	—	—

Total		—	—	—

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		—	—	—
Others		—	—	—
Financial liabilities at fair value through profit or loss
Put option liabilities		—	—	—

Total		—	—	—

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

(In millions of yen)

	Notes	Accumulated deficit	Accumulated other comprehensive income
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39		(4,294)	3,928
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	1	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to equity instruments at FVOCI and recognized previously in profit or loss	2	1,000	(1,000)
Fair value measurement of debt instruments classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	4	—	42
Increase in provision for debt instruments at FVOCI	4	(16)	16

Adjustment to shareholders’ equity from adoption of IFRS 9		1,300	(1,258)

Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9		(2,994)	2,670

(1)	Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding. In addition, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2)	Reclassification from available-for-sale financial assets to financial assets at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at FVOCI as the Group has made an irrevocable election for equity instruments as measured at FVOCI. In addition, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income.

The investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen were reclassified from available-for-sale financial assets to financial assets at FVOCI as the cash flows from these investments represent solely payments of principal and interest on the principal amount outstanding, and the Group holds such investments for the purpose of collecting contractual cash flows through trading of the investments in our business model. Moreover, the amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(3)	Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as, in the Group’s business model, the Group holds such assets for the purpose of collecting contractual cash flows. There was no effect to accumulated deficit and accumulated other comprehensive income as of January 1, 2018, due to the reclassification. Moreover, the amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4)	Reclassification from loans and receivables to financial assets at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to debt instruments at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as, in the Group’s business model, the Group holds such assets for the purpose of collecting contractual cash flows through selling of these financial assets. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. In addition, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments that are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5)    Reclassification from loans and receivables to financial assets at fair value through profit or loss

Convertible bonds of 28 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding. There was no effect to accumulated deficit and accumulated other comprehensive income as of January 1, 2018, due to the reclassification.

(6)    Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as, in the Group’s business model, the Group held such assets for the purpose of collecting contractual cash flows. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as its budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess the performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on the growth of revenue and profitability and of the Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor blog, NAVER Matome and advertisements appearing on LINE Part Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.

Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared in the same method as the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

From the fiscal year of 2018, the Group divided its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

For the year ended December 31, 2017

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	149,156	17,991	167,147	—	167,147
Segment profit/(loss)(3)	34,250	(17,674)	16,576	8,502	25,078
Depreciation and amortization expenses	6,252	897	7,149	—	7,149
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)

Revenue from external customers for the year ended December 31, 2017 is presented based on IAS 18, while the Group’s operating profit for each segment for the year ended December 31, 2018 is presented under IFRS 15. standards.

(3)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Consolidated Statement of Profit or Loss.

For the year ended December 31, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	178,398	28,784	207,182	—	207,182
Segment profit/(loss)(2)	26,559	(34,931)	(8,372)	24,482	16,110
Depreciation and amortization expenses	8,832	2,303	11,135	—	11,135

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Consolidated Statement of Profit or Loss.

The reconciliation of segment profit to profit before tax from continuing operations is as follows:

		(In millions of yen)

	2017	2018
Segment profit	25,078	16,110
Financial income	257	413
Financial costs	(26)	(519)
Share of loss of associates and joint ventures	(6,321)	(11,148)
Loss on foreign currency transactions, net	(818)	(902)
Other non-operating income	1,963	869
Other non-operating expenses	(1,988)	(1,469)

Profit before tax from continuing operations	18,145	3,354

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2017 and 2018 are as follows. Revenues for the year ended December 31, 2017 are presented using IAS 18 as the Group uses the modified retrospective method in the adoption of IFRS 15.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

(In millions of yen)

	2017	2018
Core business
Advertising
Display advertising(1)	26,609	36,221
Account advertising(2)	38,929	56,714
Other advertising (3)	10,433	15,302

Sub-total	75,971	108,237

Communication, content, and others
Communication(4)	30,225	28,527
Content(5)	40,144	38,237
Others	2,816	3,397

Subtotal	73,185	70,161

Core business total	149,156	178,398

Strategic business
Friends(6)	12,299	19,579
Others(7)	5,692	9,205

Strategic business total	17,991	28,784

Total	167,147	207,182

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service and E-commerce.

Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

	(In millions of yen, except number of shares)

	2017	2018
Profit/(loss) for the year attributable to the shareholders of the Company from continuing operations	8,091	(4,094)
(Loss)/profit for the year attributable to the shareholders of the Company from discontinued operations	(13)	376

Total profit/(loss) for the year attributable to the shareholders of the Company for basic and diluted earnings per share	8,078	(3,718)

Weighted average number of total common shares	221,405,391	239,761,603
Weighted average number of total treasury shares	(459,843)	(1,686,797)

Weighted average number of total common shares for basic earnings per share	220,945,548	238,074,806

Effect of dilution:
Stock options	16,559,789	—
Employee Stock Ownership Plan (J-ESOP)	47,369	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	237,552,706	238,074,806

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2017, included options and Employee Stock Ownership Plan (J-ESOP), representing 5,828,302 shares which were outstanding as of December 31, 2017 as they had a dilutive impact on profit per share from continuing operations.

Potential common shares that were excluded from the calculation of diluted earnings per share for the year ended December 31, 2018, included options, Employee Stock Ownership Plan (J-ESOP) and Convertible bonds with stock acquisition rights, representing 23,902,127 shares which were outstanding as of December 31, 2018 as they had anti-dilutive impact on earnings per share from continuing operations.

Moreover, the Company has issued 1,007,810 and 1,172,332 of new common shares through a third-party allotment in accordance with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017 and April 25, 2018, respectively.

Significant Subsequent events

Not applicable.